UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C.

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13-a16 OR 15-d16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of

February 2004

TOTAL S.A.

(Translation of registrant’s name into English)

2, place de la Coupole
92078 Paris La Défense Cedex
France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-s(b): 82-_______________.)

SIGNATURES
EXHIBIT INDEX
EX-99.1: EUR 500 million investment in refinery
EX-99.2: Reorganization of Chemicals Branch
EX-99.3: Highlights of Total Board Meeting
EX-99.4: Q4 2003 and Full Year 2003 Results
EX-99.5: Q4 & FY 2003 Consolidated Accounts,F GAAP
EX-99.6: 2003 Results and Outlook
EX-99.7: Iran: Pars LNG
EX-99.8: Kazakhstan: Kashagan
EX-99.9: Start-up of Skirne Field

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOTAL S.A.

Date: March 4th, 2004	By:	/s/ Charles Paris de Bollardière Name: Charles PARIS de BOLLARDIERE Title: Treasurer

EXHIBIT INDEX

•	EXHIBIT 99.1:	Total to invest €500 million to increase the conversion capacity at its Normandy refinery. (February 19, 2004).

•	EXHIBIT 99.2:	Proposed Reorganization of Total’s Chemicals Branch Proposed Creation of a New Chlorochemicals, Intermediates and performance Products Organization (February 19, 2004).

•	EXHIBIT 99.3:	Highlights from February 18, 2004 Total Board Meeting (February 19, 2004).

•	EXHIBIT 99.4:	Q4 2003 and Full Year 2003 Results (February 19, 2004).

•	EXHIBIT 99.5:	Total’s Fourth Quarter and Full Year 2003 Consolidated Accounts, French GAAP (February 19, 2004).

•	EXHIBIT 99.6:	2003 Results & Outlook (February 19, 2004).

•	EXHIBIT 99.7:	Iran : Signature of a shareholder agreement to create Pars LNG (February 25, 2004).

•	EXHIBIT 99.8:	Kazakhstan : Kashagan development, plan approved and first phase of investment launched (February 25, 2004).

•	EXHIBIT 99.9:	Norway, North Sea : Start-up of Skirne Field (March 3, 2004).